UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         Certificate Pursuant to Rule 24
              Under the Public Utility Holding Company Act of 1935

                                    Filed by:

                              Pepco Holdings, Inc.
                                    Conectiv
                         Atlantic City Electric Company
                               PHI Service Company
                 Atlantic City Electric Transition Funding LLC

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, Pepco Holdings, Inc., Conectiv, Atlantic City Electric Company, PHI Service Company and Atlantic City Electric Transition Funding LLC (collectively "Applicants") certify that, as described in Post-Effective Amendment No. 2 to the application/declaration on Form U-1 in File 70-9899 (the "Application"), which was granted by the order of the Commission in Public Utility Holding Company Act Release No. 27765 (November 19, 2003), on December 23, 2003, Atlantic City Electric Transition Funding LLC issued transition bonds and it and some of the Applicants entered into related agreements as described in the Application. Applicants certify that these transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

Exhibits

F-4  "Past Tense" Opinion of Counsel

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized.

                                           Pepco Holdings, Inc.
                                           Conectiv
                                           Atlantic City Electric Company
                                           PHI Service Company


                                           /s/ Donna J. Kinzel
                                           Donna J. Kinzel
                                           Assistant Treasurer


                                           Atlantic City Electric Transition
                                           Funding LLC


                                           /s/ Donna J. Kinzel
                                           Donna J. Kinzel
                                           Treasurer

December 24, 2003